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                                                                  EXHIBIT (a)(9)

Media Relations:                                           For Immediate Release
Charles E. Coleman (626) 304-2014
communications@averydennison.com

Investor Relations:
Wayne H. Smith  (626) 304-2001
investorcom@averydennison.com


                           AVERY DENNISON ANNOUNCES
                CLEARANCE OF HART-SCOTT-RODINO WAITING PERIOD
                          FOR STIMSONITE ACQUISITION


     PASADENA, Calif. - June 22, 1999 - Avery Dennison Corporation (NYSE/PSE:AVY) announced today that it has received notice of early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 regarding the previously announced merger of Avery Dennison Corporation and Stimsonite Corporation (NASDAQ:STIM).

     A definitive merger agreement relating to the merger was announced on June 4, 1999. Under the terms of the merger agreement, a wholly-owned subsidiary of Avery Dennison commenced a tender offer on June 10, 1999 to purchase all outstanding shares of Stimsonite's common stock for $14.75 per share in cash. The tender offer is scheduled to close at 12:00 Midnight, New York City time, on Thursday, July 8, 1999, unless extended, and is subject to certain conditions including a minimum of a majority of Stimsonite's outstanding shares (on a fully diluted basis) being properly tendered prior to the expiration of the offer and not withdrawn.


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     The acquisition of Stimsonite will strategically expand and strengthen
Avery Dennison's reflective films business and will provide significant additions to the Company's proprietary technology base.

     Avery Dennison develops, manufactures and markets innovative self-adhesive solutions for consumer products and label systems. Based in Pasadena, Calif., the Company had 1998 sales of $3.5 billion and makes a wide range of products for consumer and industrial markets, including Avery-brand office products, Fasson-brand self-adhesive materials, peel-and-stick postage stamps, battery labels, automated retail tag and labeling systems, and specialty tapes and chemicals.

     Stimsonite Corporation, based in Niles, Ill., is a leading worldwide manufacturer and marketer of reflective safety products for the transportation industry and a pioneer in microreplication technology for a diverse range of industries. Stimsonite products include raised reflective pavement markers, work zone markers, highway delineators and state-of-the-art high performance optical films for use in the construction of highway signs. In 1998, the company generated sales of $87.4 million, net income of $4.9 million, and cash flow from operations of $6.3 million.

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Forward-Looking Statements
--------------------------

Certain information presented in this news release may constitute "forward-looking" statements. These statements are subject to certain risks and uncertainties. Actual results and trends may differ materially from historical or expected results depending on a variety of factors, including but not limited to availability of raw materials, foreign exchange rates, worldwide and local economic conditions, fluctuations in consumer demand affecting sales to, and production and inventory levels at, customer companies and other matters referred to in the Company's SEC filings.

           For more information visit the Avery Dennison Web site at
                             www.averydennison.com
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